Amended and Restated

Operating Agreement

of

American Recovery Partners LLC

Dated: May 17, 2022

Amended and Restated Operating Agreement
of
American Recovery Partners LLC

This Amended and Restated Operating Agreement (the "Agreement") is made and entered into as of May 17, 2022 and is by and among the Unitholders (as hereinafter defined).

RECITALS:

WHEREAS, American Recovery Partners LLC (the "Company") was formed under and pursuant to the provisions of the Tennessee Revised Limited Liability Company Act, by filing Articles of Organization with the Tennessee Secretary of State on December 20, 2021 (the "Articles");

WHEREAS, the Unitholders previously entered into an Operating Agreement dated as of December 20, 2021 (the "Original Agreement"); and

WHEREAS, the Unitholders are entering into this Agreement to set forth their mutual rights and obligations, which shall supersede and replace in all respects the Original Agreement.

Now, therefore, in consideration of the mutual promises, covenants and undertakings contained herein and other good and valuable consideration, the receipt, adequacy, and sufficiency of which are hereby acknowledged, the Unitholders hereby agree as follows:

ARTICLE 1. FORMATION

Section 1.1 Governance.

American Recovery Partners LLC shall be governed under and pursuant to the Act, subject to the terms and conditions set forth in this Agreement. In the event there is any conflict between this Agreement and the Articles, the Articles shall prevail.

Section 1.2 Name.

The name of the Company shall be American Recovery Partners LLC. The Company may adopt and conduct its business under such assumed or trade names as the Board may from time to time determine. The Company shall file any assumed or fictitious name certificates as may be required to conduct business in any state.

Section 1.3 Principal Place of Business; Registered Office and Agent.

The principal place of business of the Company shall initially be in Franklin, Tennessee at an office or clinic to be designated by the Board. The business of the Company may also be conducted at such other or additional place or places as may hereafter be designated by the Board. The initial registered office of the Company in the State of Tennessee shall be 106 Mission Court #201A, Franklin, Tennessee 37067. The initial registered agent of the Company at such office shall be Kevin D. Lee.

Section 1.4 Definitions.

As used herein the following terms shall have the indicated meanings:

"Act" means the Tennessee Revised Limited Liability Company Act in effect on the date hereof and as may be hereafter amended.

"Adjusted Capital Account Deficit" means with respect to any Capital Account as of the end of any fiscal year, the amount by which the balance in such Capital Account is less than zero. For this purpose, the Capital Account balance shall be (i) reduced for any items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6), and (ii) increased for any amount such Person is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or 1.704-2(g)(1) and 1.704-2(i) (relating to minimum gain).

"Agreement" means this Operating Agreement, as hereafter amended from time to time.

"Applicable Law" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretive opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"Articles" means the Articles of Organization of the Company, as they may be hereafter amended from time to time.

"Capital Account" means, the account maintained for a Unitholder in accordance with Section 5.4.

"Capital Contribution" means any contribution of property, services or the obligation to contribute property or services by or on behalf of a Unitholder.

"Code" means the Internal Revenue Code of 1986 in effect on the date hereof and as may be hereafter amended.

"Company" means American Recovery Partners LLC, the Company formed by the parties to this Agreement.

"Company Subsidiary" means a Subsidiary of the Company.

"Common Units" means the Units having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Common Units" in this Agreement.

"Distribute" means a distribution made by the Company to a Member, whether in cash, property, or securities of the Company and whether by liquidating distribution or otherwise; *provided*, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any Member in such Member's capacity as a Service Provider for the Company or a Company Subsidiary. "**Distribute**" when used as a verb in any tense shall have a correlative meaning.

"Electronic Transmission" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"Fair Market Value" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the President based on such factors as the President, in the exercise of his reasonable business judgment, considers relevant.

"Financial Interest" means each Unitholder's rights to share in profits, losses and Distributions of the Company as provided herein.

"Governance Interest" means each Member's rights as a Member other than his or her Financial Interest and other than the right to assign his or her Financial Interest including, without limitation, the voting rights to the extent set forth in this Agreement.

"Governmental Authority" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the

extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"Holder" means any Unitholder who is not a Member. Holders shall have only a Financial Interest and no Governance Interest with respect to their Units. Holders of Financial Rights shall be listed on Exhibit A hereto.

"Incentive Units" means the Units having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Incentive Units" in this Agreement and includes both Restricted Incentive Units and Unrestricted Incentive Units.

"Incentive Liquidation Value" means, as of the date of determination and with respect to the relevant new Incentive Units to be issued, the aggregate amount that would be Distributed to the Members pursuant to Section 6.4, if, immediately prior to the issuance of the relevant new Incentive Units, the Company sold all of its assets for Fair Market Value and immediately liquidated, the Company's debts and liabilities were satisfied, and the proceeds of the liquidation were Distributed pursuant to Section 11.3.

"Majority Vote" means the affirmative vote of Members holding a majority of the outstanding Voting Units.

"Member" means the Members listed on Exhibit A attached hereto, together with any additional or substitute Members of the Company admitted pursuant to the provisions of this Agreement.

"Membership Interest" means each Member's interest in the Company, consisting of: (i) the Financial Interest, (ii) if applicable, the Governance Interest, and (iii) rights to transfer or assign either the Financial Interest, the Governance Interest, or both. Membership Interests in the Company shall be represented by Units.

"Net Losses" means the excess of all expenses of the Company over all income of the Company (including the amount of any losses recognized by the Company on the sale or other disposition of Company property) during a calendar year, all as determined in accordance with the method of accounting utilized by the Company for federal income tax purposes.

"Net Profits" means the excess of all income of the Company over all expenses of the Company (including the amount of any gains recognized by the Company on the sale or other disposition of Company property) during a calendar year, all as determined in accordance with the method of accounting utilized by the Company for federal income tax purposes.

"Percentage Interest" means, with respect to each Unitholder, the percentage obtained by dividing the number of Units held by such Unitholder by the number of Units held by all Unitholders.

"Person" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"President" means the initial President of the Company, or any subsequent President as may be elected by the Board.

"Profits Interest Hurdle" means an amount set forth in each Award Agreement reflecting the Incentive Liquidation Value of the relevant Members pursuant to Section 6.4, immediately prior to the issuance of the relevant new Incentive Units at the time the units are issued.

"Restricted Incentive Units" has the meaning set forth in Section 3.3(b).

"Secretary" means the initial Secretary of the Company, or any subsequent Secretary as may be elected by the Board.

"Subsidiary" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"Transfer" means any transfer, alienation, sale, assignment, pledge or granting of a security interest, lien or similar encumbrance or other disposition of all or any part of an existing Membership Interest or Units in the Company, whether voluntarily or involuntarily, whether for or without consideration, and includes a transfer by operation of law, transfer incident to divorce, bankruptcy, foreclosure, judicial sale or otherwise.

"Units" means a unit representing a fractional part of the Membership Interests of the Members and shall include all types and classes of Units, including the Common Units, and the Incentive Units; *provided*, that any type or class of Unit shall have the privileges, preference, duties, liabilities, obligations, and rights set forth in this Agreement and the Membership Interests represented by such type or class or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations, and rights.

"Unitholder" means a Member or Holder recognized by the Company as the owner of Units.

"Unrestricted Incentive Units" has the meaning set forth in Section 3.3(b).

ARTICLE 2.
PURPOSE

The purpose of the Company shall be (i) to operate, manage, and develop clinical practices specializing in mental health and addiction treatment services, and (ii) to carry on any activities incidental to the foregoing.

ARTICLE 3.
OWNERSHIP

Section 3.1 Units Generally.

The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes, or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations, and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class, or series. The Board of the Company shall maintain a schedule of all Members, their respective mailing addresses, and the amount and series of Units held by them (the "Members Schedule"), and, upon approval by the Board, the Officers shall update the Members Schedule upon the issuance or transfer of any Units to any new or existing Member. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as Exhibit A.

Section 3.2 Authorization and Issuance of Common Units.

The Company is hereby authorized to issue a class of Units, including fractions of Units, designated as Common Units, and the total number of authorized Common Units is 1,000,000 Common Units. As of the date hereof, 100,000 Common Units are issued and outstanding in the amounts set forth on the Members Schedule opposite each Member's name.

Section 3.3 Authorization and Issuance of Incentive Units.

(a) The Company is hereby authorized to issue Incentive Units to officers, employees, consultants or other service providers of the Company or any Company Subsidiary (collectively, "Service Providers"). As of the date hereof, 2,040 Incentive Units are issued and outstanding in the amounts set forth on the Members Schedule opposite each Member's name. The Board has authorized and adopted a written plan pursuant to which all Incentive Units shall be granted in compliance with Rule 701 of the Securities Act of 1933, as amended or another applicable exemption (such plan as in effect from time to time, the "Incentive Plan"), which is attached hereto as Exhibit B. In connection with the adoption of the Incentive Plan and issuance of Incentive Units, the Board of the Company is hereby authorized to negotiate and enter into award agreements with each Service Provider to whom it grants Incentive Units (such agreements, "Award

Agreements"). Each Award Agreement shall include such terms, conditions, rights, and obligations as may be determined by the Board, in its sole discretion, consistent with the terms herein.

(b) The Board shall establish such vesting criteria for the Incentive Units as it determines in its discretion and shall include such vesting criteria in the Incentive Plan and/or the applicable Award Agreement for any grant of Incentive Units. As used in this Agreement:

i. any Incentive Units that have not vested pursuant to the terms of the Incentive Plan and any associated Award Agreement are referred to as "**Restricted Incentive Units**"; and

ii. any Incentive Units that have vested pursuant to the terms of the Incentive Plan and any associated Award Agreement are referred to as "**Unrestricted Incentive Units.**"

(c) Immediately prior to each subsequent issuance of Incentive Units, the Board shall determine in good faith the Incentive Liquidation Value. In each Award Agreement that the Company enters into with a Service Provider for the issuance of new Incentive Units, the Board shall include an appropriate Profits Interest Hurdle for such Incentive Units on the basis of the Incentive Liquidation Value immediately prior to the issuance of such Incentive Units.

(d) The Company and each Member hereby acknowledge and agree that, with respect to any Service Provider, such Service Provider's Incentive Units constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27 (a "Profits Interest"), and that any and all Incentive Units received by a Service Provider are received in exchange for the provision of services by the Service Provider to or for the benefit of the Company in a Service Provider capacity or in anticipation of becoming a Service Provider. The Company and each Service Provider who receives Incentive Units hereby agree to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any Service Provider who receives Incentive Units shall perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance or other Governmental Authority that supplements or supersedes the foregoing Revenue Procedures.

(e) Incentive Units shall receive the following tax treatment:

i. the Company and each Service Provider who receives Incentive Units shall treat such Service Provider as the owner of such Incentive Units from the date of their receipt, and the Service Provider receiving such Incentive Units shall take into account his or her Distributive share of Net Profits, Net Losses, income, gain, loss, and deduction associated with the

Incentive Units in computing such Service Provider's income tax liability for the entire period during which such Service Provider holds the Incentive Units.

ii. each Service Provider that receives Incentive Units shall make a timely and effective election under Code Section 83(b) with respect to such Incentive Units and shall promptly provide a copy to the Company. Except as otherwise determined by the Board, both the Company and all Members shall (A) treat such Incentive Units as outstanding for tax purposes, (B) treat such Service Provider as a partner for tax purposes with respect to such Incentive Units and (C) file all tax returns and reports consistently with the foregoing. Neither the Company nor any of its Members shall deduct any amount (as wages, compensation, or otherwise) with respect to the receipt of such Incentive Units for federal income tax purposes.

iii. in accordance with the finally promulgated successor rules to Proposed Regulations Section 1.83-3(l) and IRS Notice 2005-43, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Incentive Units issued after the effective date of such Proposed Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Regulations or successor rules) of the Incentive Units as of the date of issuance of such Incentive Units. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to Transfers of Units while the safe harbor election remains effective.

(f) For the avoidance of doubt:

i. no Incentive Units, including Unrestricted Incentive Units, shall have any preemptive right to acquire any additional Units or other securities of the Company;

ii. no Incentive Units shall have any voting rights under this Agreement; and

iii. the Incentive Units are at all times subject to the Transfer restrictions contained in Section 12 and the Company's repurchase rights and clawback provisions contained in the Incentive Plan and the applicable Award Agreements.

ARTICLE 4.
ADMISSION OF NEW MEMBERS

Section 4.1 Admission of New Members; Issuance of Units.

A new Member may be admitted only upon approval by the Board. The price at which Units are issued to new or existing Members shall be fixed by an affirmative vote of the Board from time to time.

Section 4.2 Execution of this Agreement by New Member.

No person shall be deemed a Member until he or she has been approved for Membership pursuant to Section 4.1 and, to the extent applicable, Article 12 and joined in this Agreement by executing a Joinder Agreement in the form attached hereto as Exhibit C.

ARTICLE 5.
CAPITAL

Section 5.1 Initial Capital Contributions.

The Unitholders have made the contributions to the capital of the Company in the amounts set forth on Exhibit A hereto. Each Unitholder hereby accepts, confirms and ratifies the contribution of each other Unitholder, and the corresponding issuance of Units to each other Unitholder, all as set forth on Exhibit A.

Section 5.2 Additional Capital Contributions.

The Unitholders acknowledge that additional Capital Contributions may be required in connection with the business of the Company and its investment in the Premises.

If both the Board and the Voting Members (by Majority Vote) determine that the Company requires additional Capital Contributions, each of the Unitholders shall contribute the funds required according to such Unitholder's proportionate ownership of outstanding Units. The total amount and timing of such additional Capital Contributions shall be determined by the Board, who will instruct the President to specify the payment date for additional Capital Contributions to be contributed upon ten (10) days prior written notice to the Unitholders consistent with such determination.

Section 5.3 Remedies in Event of Default.

In the event that (a) the Board and the Voting Members by Majority Vote determine that additional Capital Contributions are required as provided in Section 5.2, and (b) any Unitholder fails to make the contribution required of him on or

before the thirtieth (30th) calendar day following the due date specified by the President ("Non-Electing Unitholder"), each other Unitholder shall have the option to contribute its pro rata share of the Non-Electing Unitholder's additional Capital Contribution. In the event of an additional Capital Contribution with a Non-Electing Unitholder, the Financial Interest of the Unitholders shall be recomputed effective as of the due date of such additional Capital Contributions. In such event, the number of Units held by each Unitholder shall be automatically adjusted so that the Percentage Interest of each Unitholder is equal to the quotient obtained by dividing (i) the sum of (A) the fair market value of the Company immediately prior to the additional Capital Contributions multiplied by such Unitholder's Percentage Interest immediately prior to the additional Capital Contributions and (B) the additional Capital Contribution, if any, made by such Unitholder by (ii) the sum of (A) the fair market value of the Company immediately prior to the additional Capital Contributions multiplied by such Unitholder's Percentage Interest immediately prior to the additional Capital Contributions and (B) the additional Capital Contributions made by all Unitholders.

Section 5.4 Capital Accounts.

Separate capital accounts (a "Capital Account") shall be established and maintained for each Unitholder in accordance with Treasury Regulation Section 1.704-1(b)(iv).

Section 5.5 Capital Account Deficits.

Notwithstanding anything herein to the contrary, this Agreement shall not be construed as creating a deficit restoration obligation. In the event of a sale or exchange of some or all of a Unitholder's Units in accordance with this Agreement, the Capital Account of the transferring Unitholder shall become the Capital Account of the Assignee, to the extent it relates to the portion of the Units transferred.

Section 5.6 Interest on and Return of Capital.

No Unitholder shall be entitled to any interest on his or her contributions to the capital of the Company and no Unitholder shall have the right to demand or receive the return of all or any part of his or her contribution to the capital of the Company, it being understood and agreed that the return of each Unitholder's contribution to the capital of the Company shall be made solely from the assets of the Company and that the Unitholders shall not be individually liable or responsible for the return of all or any part of such contributions. No Unitholder shall have the right to any property other than cash in return for his or her contributions to the capital of the Company.

Section 5.7 Statements of Ownership.

Within five (5) days after the written request of any Unitholder, the Company shall provide to such Unitholder a written statement of the particular Unitholder's Financial Interest and/or Governance Interest as of the time the Company makes such written statement. Such statement shall not be deemed to be a certificated security, a negotiable instrument, or a bond or stock, and shall not be a vehicle by which any transfer of Units may be effected.

ARTICLE 6.
PROFITS, LOSSES, CASH FLOW

Section 6.1 Allocations.

After giving effect to the special allocations set forth in this Agreement, the Net Profits, Net Losses, and other tax attributes of the Company shall be allocated among the Members at the end of each year, and immediately prior to liquidation, as necessary to cause each Member's Capital Account balance as of the end of such taxable year to equal as nearly as possible the hypothetical distributions that would be made to each such Member if the Company were dissolved and terminated, each Company property were sold for an amount of cash equal to such asset's fair market as of the end of such year, each liability of the Company were satisfied in cash in accordance with its terms (limited, with respect to nonrecourse liability, to the fair market value of Company assets securing such nonrecourse liability), and all remaining cash of the Company (including the net proceeds of such hypothetical transactions and all cash otherwise available after the hypothetical satisfaction of all Company liabilities) were distributed in full to the Members in accordance with Section 6.4 hereof. Net Profits or Net Losses allocable to any Unitholder whose Financial Interests have been Transferred, in whole or in part, during any fiscal year, shall be allocated among the persons who are the holders of such Financial Interests during such fiscal year in proportion to their respective holding periods, without separate determination of the results of the company's operations during such periods.

Section 6.2 Determination of Profits or Losses.

Net Profits or Net Losses of the Company shall be determined by the method of accounting chosen by the Company in accordance with this Agreement.

Section 6.3 Application of Cash Receipts.

Cash receipts of the Company shall be applied first to pay any federal, state or local taxes of any kind owed by the Company; then to pay operating expenses, debt service requirements and other obligations of the Company currently due; then to make capital expenditures or improvements or reduce indebtedness of the Company in such manner as the Board shall determine; and then to fund a

reasonable working capital reserve as may be established from time to time by the Board.

Section 6.4 Distribution of Cash Flow.

Cash generated from Company operations, after application of the cash receipts as set out above, shall be Distributed in such amounts determined by the Board. Subject to the priority of Distributions pursuant to Section 11.3 if applicable, all Distributions determined to be made by the Board shall be made in the following manner:

(a) first, to the Members pro rata in proportion to their holdings of Common Units, until Distributions under this Section 6.4(a) equal the aggregate amount of Capital Contributions attributable to the Members in respect of their acquisitions of Common Units;

(b) second, to the Members pro rata in proportion to their holdings of Common Units until the total Distributions under Section 6.4(a) and this Section 6.4(b) equal a Profits Interest Hurdle;

(c) third, upon the total Distributions under this Section 6.4(c) and those in Sections 6.4(a) and 6.4(b) reaching any Profits Interest Hurdle, to the Members holding Common Units and those Members holding Incentive Units for which Distributions have equaled the Profits Interest Hurdle in proportion to their aggregate holdings of Common Units and Incentive Units treated as one class of Units; and

(d) next, any remaining amounts to the Members holding Common Units and Incentive Units (subject to Section 6.7) pro rata in proportion to their aggregate holdings of Common Units and Incentive Units treated as one class of Units.

Section 6.5 Consent to Distributions.

Each Unitholder hereby consents to the Distributions provided for herein and agrees to execute from time to time any amendments to this Agreement necessary or appropriate to reflect any withdrawal of or reduction in such Unitholder's Capital Account resulting from the Distributions provided for herein.

Section 6.6 Special Tax Allocations.

The following special allocations of income and gain shall be made for federal income tax purposes prior to any other allocations pursuant to this Article 6:

(a) Notwithstanding any other provisions of this Article 6, if there is a net decrease during the Company's taxable year in the minimum gain attributable

to a nonrecourse debt, then any Unitholder with a share of the minimum gain attributable to such debt at the beginning of such year shall be allocated items of Company income and gain for such year (and, if necessary, for subsequent years) equal to such Unitholder's share of the net decrease in the minimum gain attributable to such nonrecourse debt. The allocations under this Section shall be interpreted in a manner to conform with Treasury Regulation Section 1.704-2.

(b) Notwithstanding the above, any Unitholder who unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation Sections 1.704-l(b) (2) (ii) (d) (4), (5), or (6), shall be allocated items of income or gain in an amount and manner sufficient to eliminate any deficit created in such Unitholder's Capital Account (to the extent it exceeds such Unitholder's obligation or deemed obligation to restore such deficit) as quickly as possible. The provisions of this paragraph (b) are intended to comply with the provisions of Treasury Regulation Section 1.704-l(b), including any amendments or successive regulations thereto and shall be so interpreted.

(c) No Unitholder may be allocated Net Losses to the extent an allocation of Net Losses to such Unitholder would cause such Unitholder to have an Adjusted Capital Account Deficit. Any such Net Losses shall be specially allocated among the other Unitholders in proportion to their Units. In the event Net Losses are specially allocated pursuant to this Section 6.6(c), future allocations of Net Profits shall first be allocated among the Unitholders so as to cause the respective Capital Accounts of the Unitholders to be in the amounts (or as close thereto as possible) they would have been if Net Losses had been allocated in accordance with Section 6.1.

(d) Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Unitholders in accordance with Code Section 704(c) so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its book value reflected in the Unitholders' Capital Accounts. In addition, if the book value of any Company asset is adjusted pursuant to the requirements of Treasury Regulation Section 1.704-1(b)(2)(iv)(f), then subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its book value in the same manner as under Code Section 704(c). Allocations pursuant to this are for tax purposes only and shall not be taken into account in determining Net Profits, Net Losses or Capital Accounts.

Section 6.7 Limitations on Distributions to Incentive Units.

(a) Notwithstanding the provisions of Section 6.4(b), no Distribution (other than Distributions pursuant to Section 6.4) shall be made to a Member on

account of such Member's Restricted Incentive Units. Any amount that would otherwise be Distributed to such a Member but for the application of the preceding sentence shall instead be retained in a segregated Company account to be Distributed in accordance with Section 6.4(b) by the Company and paid to such Member if, as, and when the Restricted Incentive Unit to which such retained amount relates vests pursuant to such Restricted Incentive Unit Award Agreement.

(b) It is the intention of the parties to this Agreement that Distributions to any Service Provider with respect to his or her Incentive Units be limited to the extent necessary so that the related Membership Interest constitutes a Profits Interest. In furtherance of the foregoing, and notwithstanding anything to the contrary in this Agreement, the Members shall, if necessary, limit any Distributions to any Service Provider with respect to his or her Incentive Units so that such Distributions do not exceed the available profits in respect of such Service Provider's related Profits Interest. Available profits shall include the aggregate amount of profit and unrealized appreciation in all of the assets of the Company between the date of issuance of such Incentive Units and the date of such Distribution, it being understood that such unrealized appreciation shall be determined on the basis of the unrealized appreciation exceeding that unrealized appreciation utilized in determining the Profits Interest Hurdle applicable to such Incentive Unit. In the event that a Service Provider's Distributions and allocations with respect to his or her Incentive Units are reduced pursuant to the preceding sentence, an amount equal to such excess Distributions shall be treated as instead apportioned to the holders of Common Units and Incentive Units that have met their Profits Interest Hurdle (such Incentive Units, "**Qualifying Incentive Units**"), pro rata in proportion to their aggregate holdings of Common Units and Qualifying Incentive Units treated as one class of Units.

ARTICLE 7.
MEMBERS

Section 7.1 No Personal Liability.

Except as otherwise provided in the Act, by Applicable Law or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or of any Company Subsidiaries or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

Section 7.2 Power of Members.

The Members shall have the power to exercise any and all rights or powers granted to Members pursuant to the express terms of this Agreement and the Act. Except as otherwise specifically provided by this Agreement or required by the Act, no Member, in his, her, or its capacity as a Member, shall have the power to act for or on behalf of, or to bind, the Company.

Section 7.3 Voting.

(a) Except as otherwise provided by law,

i. Each Member shall be entitled to one vote per Common Unit on all matters upon which the Members have the right to vote under this Agreement. The Members holding Common Units are referred to herein as the "**Voting Members**."

ii. The Incentive Units (including the Unrestricted Incentive Units) shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Voting Members or the Members

(b) Except as otherwise required by this Agreement or by applicable law, the Voting Members shall take action by the affirmative vote of the Voting Members holding a majority of the outstanding Common Units present in person or represented by proxy and entitled to vote on that item of business at a meeting of the Voting Members at which a quorum is present.

(c) Notwithstanding the foregoing, the Company shall not take the following actions without the affirmative vote of the Voting Members holding a majority of the outstanding Common Units of the Company:

i. Merger. The merger, consolidation, or other business combination of the Company with another entity.

ii. Sale of Assets. The sale by the Company of all or substantially all of its assets.

iii. Bankruptcy. The voluntary commencement of bankruptcy or insolvency proceedings by the Company.

iv. Liquidation. The liquidation or dissolution of the Company.

v. Amendment. The amendment of the Articles or this Agreement pursuant to Section 13.8.

Section 7.4 Meetings of Voting Members.

Special meetings of the Voting Members, for any purpose, or purposes, may be called by any Voting Member and will be called by the President or the Secretary, at the request in writing of a Voting Member holding 20% of the outstanding Common Units. Such request will state the purpose or purposes of the proposed meeting. Business transacted at any special meeting of the Voting

Members will be limited to the purposes stated in the notice. Meetings of Voting Members may be held at any place within or outside the State of Tennessee as set forth in the notice of meeting.

Section 7.5 Notice of Meeting.

Whenever Voting Members are required or permitted to take any action at a meeting, a written notice of the meeting will be given by the Company to the Voting Members and to any parties to contribution or contribution allowance agreements with the Company, which notice must state the place, if any, date and hour of the meeting, the means of remote communication, if any, by which Voting Members and proxy holders may be deemed to be present in person and vote at such meeting, and the purpose or purposes for which the meeting is called. The written notice of any meeting must be given to each Voting Member entitled to vote at such meeting not less than ten (10) days nor more than two (2) months before the date of the meeting.

Section 7.6 Quorum; Adjourned Meetings and Notice Thereof.

A majority of the total outstanding Common Units, the holders of which are present in person or represented by proxy, will constitute a quorum for the transaction of business except as may otherwise provided by law or by this Agreement.

Section 7.7 Action on Written Consent.

Any action required or permitted to be taken at a meeting of the Voting Members may be taken without a meeting if a writing is signed by Voting Members holding a Majority Vote, and such writing waives acting at a meeting and approves the action.

Section 7.8 Meetings by Electronic Communications.

Any or all Voting Members may participate in meetings by, or conduct the meeting through the use of, any means of communication by which all Voting Members participating may simultaneously hear each other during the meeting. A Voting Member participating in a meeting by these means is deemed to be present in person at the meeting.

Section 7.9 Proxies.

At all meetings of Voting Members, a Voting Member may vote in person or by proxy executed in writing by the Voting Member, by means of Electronic Transmission, by Applicable Law or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Officers of the Company before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution unless another period is specified in the appointment form.

ARTICLE 8.
MANAGEMENT

Section 8.1 Establishment of the Board.

A board of managers of the Company (the "Board") is hereby established and shall be comprised of natural Persons (each such Person, a "Manager") who shall be appointed in accordance with the provisions of Section 8.2. The business and affairs of the Company shall be managed, operated, and controlled by or under the direction of the Board, and the Board shall have, and is hereby granted, the full and complete power, authority, and discretion for, on behalf of and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, subject only to the terms of this Agreement.

Section 8.2 Board Composition; Vacancies.

(a) The Company and the Members shall take such actions as may be required to ensure that the number of managers constituting the Board is at all times one (1) Manager and may have up to five (5) Managers. The Board shall be comprised as follows:

i. Four (4) individuals may be designated by a Majority Vote of the Voting Members (each, a "Voting Member Manager" and, collectively, the "Voting Member Managers"), which seats shall initially be vacant; and

ii. The President of the Company, who is initially Kevin D. Lee.

At all times, the composition of any board of directors or managers of any Company Subsidiary shall be the same as that of the Board.

(b) In the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation or removal of a Voting Member Manager, then the Voting Members shall have the right to designate an individual to fill such vacancy and the Company and each Voting Member hereby agree to take such actions as may be required to ensure the election or appointment of such designee to fill such vacancy on the Board. In the event that the Voting Members shall fail to designate in writing a representative to fill a vacant Voting Member Manager position on the Board, and such failure shall continue for more than 30 days after notice from the Company to the Voting Members with respect to such failure, then the vacant position shall be filled by an individual designated by the Managers then in office; *provided*, that such individual shall be removed from such position if the Voting Members so direct by Majority Vote and simultaneously designate a new Voting Member Manager.

(c) If any person serving as the President of the Company resigns, is removed, or is otherwise replaced, such person shall automatically, and without any action by the Board or Voting Members, cease to be a Manager, and the Company's successor President appointed pursuant to Section 7.9 shall automatically become a Manager.

(d) The Board shall maintain a schedule of all Managers with their respective mailing addresses (the "Managers Schedule), and shall update the Managers Schedule upon the removal or replacement of any Manager in accordance with this Section 8.2 or Section 8.3. A copy of the Managers Schedule as of the execution of this Agreement is attached hereto as Exhibit E.

Section 8.3 Removal; Resignation.

(a) A Voting Member Manager may be removed or replaced at any time from the Board, with or without cause, upon, and only upon, the Majority Vote of the Voting Members. The President may be removed in the same manner as any other Officer of the Company, in accordance with Section 8.9.

(b) A Manager may resign at any time from the Board by delivering his or her written resignation to the Board. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The Board's acceptance of a resignation shall not be necessary to make it effective.

Section 8.4 Meetings of Managers.

(a) The Board shall meet at such time and at such place as the Board may designate. Meetings of the Board may be held either in person or by means of telephone or video conference or other communications device that permits all Managers participating in the meeting to hear each other, at the offices of the Company or such other place (either within or outside the State of Tennessee) as may be determined from time to time by the Board. Written notice of each meeting of the Board shall be given to each Manager at least 24 hours prior to each such meeting.

(b) Special meetings of the Board shall be held on the call of any three (3) Managers upon at least five (5) days' written notice (if the meeting is to be held in person) or one (1) day's written notice (if the meeting is to be held by telephone communications or video conference) to the Managers, or upon such shorter notice as may be approved by all the Managers. Any Manager may waive such notice as to himself or herself.

(c) Attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the

meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

Section 8.5 Quorum; Manner of Acting

(a) A majority of the Managers serving on the Board shall constitute a quorum for the transaction of business of the Board. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting. If a quorum shall not be present at any meeting of the Board, then the Managers present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

(b) Any Manager may participate in a meeting of the Board by means of telephone or video conference or other communications device that permits all Managers participating in the meeting to hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. A Manager may vote or be present at a meeting either in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law.

(c) Each Manager shall have one vote on all matters submitted to the Board or any committee thereof. With respect to any matter before the Board, the act of a majority of the Managers constituting a quorum shall be the act of the Board.

Section 8.6 Managers Acting by Written Consent.

Notwithstanding the provisions of Section 8.4 and Section 8.5, any action required or permitted to taken by the Board (or any committee of the Board) may be taken without a meeting if either (a) a written consent of a majority of the Managers on the Board (or committee) shall approve such action; *provided*, that prior written notice of such action is provided to all Managers at least one day before such action is taken, or (b) a written consent constituting all of the Managers on the Board (or committee) shall approve such action. Such consent shall have the same force and effect as a vote at a meeting where a quorum was present and may be stated as such in any document or instrument filed with the Secretary of State of Tennessee.

Section 8.7 No Compensation; No Employment.

(a) Each Manager shall be reimbursed for his or her reasonable out-of-pocket expenses incurred in the performance of his or her duties as a Manager, pursuant to such policies as from time to time established by the Board. Nothing contained in this Section 8.7 shall be construed to preclude any Manager from

serving the Company in any other capacity and receiving reasonable compensation for such services.

(b) This Agreement does not, and is not intended to, confer upon any Manager any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Manager.

Section 8.8 No Personal Liability.

Except as otherwise provided in the Act, by Applicable Law or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company or of any Company Subsidiaries, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 8.9 Officers.

The Board may appoint individuals as officers of the Company (the "Officers") as it deems necessary or desirable to carry on the business of the Company and the Board may delegate to such Officers such power and authority as the Board deems advisable. No Officer need be a Member or Manager, except that the Chief Executive Officer shall automatically become a Manager pursuant to Section 8.2. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Board or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Board. Any Officer may be removed by the Board (acting by majority vote of all Managers other than the Officer being considered for removal, if applicable) with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal, or otherwise, may, but need not, be filled by the Board. The positions of President, Secretary, and Vice President are contained in Sections 8.10, 8.11 and 8.12 below.

Section 8.10 President.

(b) Subject to the powers reserved to the Board and/or Members by this Agreement, the Articles of Organization or the Act, the President may individually, on behalf of and at the cost, expense and risk of the Company, exercise all of the rights and powers set forth in Section 8.10 including the following:

i. Sign and deliver, in the name of the Company, any contracts or other instruments pertaining to the business of the Company, except in cases in which the authority to sign and deliver is expressly delegated by the Board to some other officer or agent of the Company;

ii. Perform other duties prescribed by this Agreement or the Board;

iii. Purchase from or through others, contracts of liability, casualty and other insurance which the Board deem advisable for the protection of the Company or for any purpose convenient or beneficial to the company;

iv. Establish bank accounts in the name and on behalf of the Company;

v. See that all orders and resolutions of the Board and/or Members are carried into effect; and

vi. Manage and control the day-to-day operations of the Company.

Section 8.11 Secretary.

The Secretary shall have the following duties:

(a) Keep accurate Membership records for the Company;

(b) Maintain records of and, whenever necessary, certify all proceedings of the Board, the Members or committees of the Company;

(c) Receive notices required to be sent to the Secretary and keep a record of such notices in the records of the Company; and

(d) Perform other duties prescribed herein or by the Board, the Members or the President.

Section 8.12 Vice President.

The Vice President shall have the following duties:

(a) Serve in the absence of the President to perform the duties prescribed for the President.

(b) Perform other duties prescribed by this Agreement or the Board.

ARTICLE 9.
EXCULPATION AND INDEMNIFICATION

Section 9.1 Exculpation.

(a) As used herein, the term "Covered Person" shall mean (i) each Member, (ii) each officer, director, shareholder, partner, member, controlling Affiliate, employee, agent, or representative of each Member, and each of their controlling Affiliates, and (iii) each Manager, Officer, employee, agent, or representative of the Company.

(b) No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage, or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in his, her, or its capacity as a Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information, opinions, reports, or statements as to the value or amount of the assets, liabilities, Net Profits, or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) another Manager; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence.

Section 9.2 Liabilities and Duties of Covered Persons.

(a) This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties to the fullest extent permitted by the Act and by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement or that are nonwaivable under the Act.

(b) Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 9.3 Indemnification.

(a) To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution, or replacement only to the extent that such amendment, substitution, or replacement permits the Company to provide broader

indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution, or replacement), the Company shall indemnify, hold harmless, defend, pay, and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines, or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of:

i. Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member, or any direct or indirect Subsidiary of the foregoing in connection with the business of the Company; or

ii. The fact that such Covered Person is or was acting in connection with the business of the Company as a partner, member, stockholder, controlling Affiliate, manager, director, officer, employee, or agent of the Company, any Member, or any of their respective controlling Affiliates, or that such Covered Person is or was serving at the request of the Company as a partner, member, manager, director, officer, employee, or agent of any Person including the Company or any Company Subsidiary;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his, her, or its conduct was unlawful, and (y) such Covered Person's conduct did not constitute gross or reckless negligence or intentional misconduct, in any case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted gross or reckless negligence or intentional misconduct.

(b) The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 9.3; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 9.3, then such

Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) The indemnification provided by this Section 9.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 9.3 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 9.3 and shall inure to the benefit of the executors, administrators, legatees, and distributees of such Covered Person.

(d) Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 9.3 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(e) If this Section 9.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 9.3 to the fullest extent permitted by any applicable portion of this Section 9.3 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(f) The provisions of this Section 9.3 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 9.3 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification, or repeal of this Section 9.3 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification, or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent. The provisions of this **Error! Bookmark not defined.**Article 9 shall survive the dissolution, liquidation, winding up, and termination of the Company.

ARTICLE 10.
FISCAL MATTERS

Section 10.1 Books and Records.

Full and accurate books and records of the Company (including without limitation all information and records required by the Act) shall be maintained at its principal place of business or such other reasonable location showing all receipts and expenditures, assets and liabilities, profits and losses, and all other records

necessary for recording the Company's business and affairs. All Members shall have access times to the books and records of the Company, during regular business hours, at the Company's principal place of business, upon provision of notice in writing by any Member to the Company at least five (5) business days before the date on which any Member desires to inspect said books and records. Holders and their agents and attorneys shall have limited right of access in order to obtain information reasonably required to comply with the requirements of either federal or state tax laws concerning their Financial Interests. The right of access provides the opportunity to inspect or copy records for such purpose during ordinary business hours if the Holder or its agent or attorney gives the Company written notice of demand to inspect or copy the records of at least five (5) days before the date on which the Holder or its agent or attorney wishes to inspect or copy.

Section 10.2 Fiscal Year.

The fiscal year of the Company shall begin on January 1 of each year and shall end on December 31 of each year.

Section 10.3 Tax Status; Elections.

Notwithstanding any provision hereof to the contrary, solely for purposes of the United States federal income tax laws, each of the Unitholders hereby recognizes that the Company will be subject to all provisions of Subchapter K of Chapter 1 of Subtitle A of the Code. At the request of any Member, the Company shall file an election under Section 754 of the Code. The Company shall elect a method of accounting based upon the advice and recommendations of the Company's appointed accountants or counsel.

Section 10.4 Membership Representative.

(a) Kevin Lee shall be the initial "partnership representative" for purposes of Section 6223 of the Code (the "**Member Representative**"). The Member Representative may by removed and replaced by a Majority Vote of the Voting Members at any time. The Member Representative is authorized to take such actions and execute and file all statements, forms and elections on behalf of the Company which may be permitted or required under Subchapter C of Section 63 of the Code (relating to partnership audit proceedings) and in any tax proceedings brought by other taxing authorities and the Company and the Members will be bound by the actions of the Member representative acting in such capacity.

(b) The Company shall indemnify and reimburse the Member Representative for all expenses (including legal and accounting fees) incurred as Member Representative in connection with any examination, any administrative or judicial proceeding, or otherwise. Notwithstanding anything to the contrary in this Agreement, each Member hereby agrees:

i. to treat each item of income, gain, loss, deduction, or credit attributable to the Company in a manner consistent with the treatment of such income, gain, loss deduction, or credit on the tax return of the Company or as determined in a notice of final partnership adjustment pursuant to Section 6226 of the Code and any applicable Regulations,

ii. to indemnify and hold harmless the Company from such Member's share of any tax (including for purposes of this Section 10.4 any penalties, interest and additions to tax) attributable to any adjustment to the income, gain, loss, deduction, or credit of the Company pursuant to Section 6226 of the Code and any applicable Regulations; and

iii. to take all other actions as the Member Representative may reasonably direct with respect to the Member's (or, in respect of the Member, the Company's) tax liabilities, including filing an amended return for any reviewed year (as defined in the Regulations) to account for all adjustments under Section 6225(a) of the Code properly allocable to the Member as provided in Section 6225(c) of the Code and any applicable Regulations.

Section 10.5 No State-Law Partnership.

The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state and local income tax purposes, and, to the extent permissible, the Company shall elect to be treated as a partnership for such purposes. The Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and no Member shall take any action inconsistent with such treatment. The Members intend that the Company shall not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member, Manager, or Officer of the Company shall be a partner or joint venturer of any other Member, Manager or Officer of the Company, for any purposes other than as set forth in the first sentence of this Section 10.5.

ARTICLE 11.
DISSOLUTION AND WINDING UP

Section 11.1 Events Causing Dissolution and Winding Up.

Except as provided in Article 2, the Company shall be dissolved and its affairs wound up, upon the occurrence of the following events:

(a) Upon the sale of all or substantially all of the assets of the Company and the Distribution of the net proceeds therefrom;

(b) At any time upon a Majority Vote of the Voting Members;

(c) In the event a Unitholder sells or transfers his, her, or its Units, the other Members may, but are not required to, elect to dissolve and wind up the affairs of the Company; or

(d) As may be otherwise provided by law.

The Company shall be terminated when the winding up of Company affairs has been completed following dissolution.

Section 11.2 Winding Up Affairs on Dissolution.

Upon dissolution of the Company as provided in Section 11.1, the Officers or the other persons required or permitted by law to carry out the winding up of the affairs of the Company shall:

(a) Promptly notify all Unitholders of such dissolution;

(b) Wind up the affairs of the Company;

(c) Prepare and file all instruments or documents required by law to be filed to reflect the dissolution of the Company; and

(d) Distribute the assets or the proceeds of the sale of the assets of the Company as provided in Section 11.3. To the extent the Voting Members determine that any of the assets of the Company shall be sold, such assets shall be sold as promptly as possible, but in an orderly and businesslike manner so as not to involve undue sacrifice. To the extent that the Voting Members determine that any of the assets of the Company shall be Distributed in kind, the assets to be Distributed shall be valued at their fair market value, as determined by an independent appraiser hired by the Company and approved by the Voting Members, which approval shall not be unreasonably withheld or delayed.

Section 11.3 Distribution Upon Dissolution.

Upon dissolution of the Company and the sale of its assets, the proceeds of such sale or the assets of the Company shall be allocated as set forth below:

(a) To pay all outstanding liabilities and expenses of the Company;

(b) To establish such reserves for unknown or contingent liabilities, including without limitation reserves for environmental matters, as the Board may determine;

(c) To the Members in accordance with Section 6.4 of this Agreement.

Section 11.4 Waiver of Right to Partition and Decree of Dissolution.

As a material inducement to each Unitholder to execute this Agreement, each Unitholder covenants and represents to each other Unitholder that, during the term of this Agreement, no Unitholder, nor his heirs, representatives, successors, transferees or assigns, will attempt to make any partition whatever of the property owned by the Company, or any interest therein or any other Company assets whether now owned or hereafter acquired, and each Unitholder waives all rights of partition provided by statute or principles of law or equity, including partition in kind or partition by sale. The Unitholders agree that irreparable damage would be done to the goodwill and reputation of the Company if any Unitholder should bring an action in a court to dissolve the Company. The Unitholders agree that there are fair and just provisions for payment and liquidation of the interest of any Unitholder, and fair and just provisions to prevent a Unitholder from selling or otherwise alienating his interest in the Company. Accordingly, each Unitholder hereby waives and renounces his right to such a court decree of dissolution or to seek the appointment by court of a liquidator or receiver for the Company.

ARTICLE 12.
TRANSFER RESTRICTIONS/RIGHT OF FIRST REFUSAL

Section 12.1 General Restrictions on Transfer.

(a) Each Member acknowledges and agrees that such Member (or any Permitted Transferee of such Member) shall not Transfer any Units except as permitted pursuant to Section 12.2.

Section 12.2 Permitted Transfers/Withdrawal.

(a) The provisions of Section 12.1 shall not apply to any of the following Transfers by any Member of any such Member's Common Units or Incentive Units, as applicable (such recipients of Units, a "Permitted Transferee"):

i. A Member may Transfer all or any part of his Common Units or Incentive Units upon either (A) a Majority Vote of the Voting Members or (B) the affirmative vote of a majority of Managers on the Board.

ii. A Member may Transfer all or any part of his Common Units to another Member on such terms and conditions as the transferring and transferee Member determine.

iii. A Member may Transfer all or any part of his Incentive Units in accordance with the Incentive Plan or applicable Award Agreement.

iv. A Member holding Common Units may Transfer his Common Units to (A) such Member's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren), and the spouses of each such natural persons (collectively, "**Family Members**"), (ii) a trust under which the distribution of Common Units may be made only to such Member and/or any Family Member of such Member, (iii) a charitable remainder trust, the income from which will be paid to such Management Member during his or her life, (iv) a corporation, partnership, or limited liability company, the stockholders, partners, or members of which are only such Member and/or Family Members of such Management Member, or (v) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees, or beneficiaries; *provided*, that any Management Member who Transfers Units shall remain bound by the provisions of Section 12.1.

(b) In the event a Member holding Common Units retires or otherwise desires to withdraw from the Company for whatever reason, such Member shall, within fifteen (15) days after the effective date of such retirement or withdrawal, offer to sell to the Company all of his or her Common Units in the Company at a price determined in accordance with the involuntary transfer provisions of Section 12.3 hereof. Upon the determination of a purchase price, the Company shall have thirty (30) days within which to accept the Member's offer, either in whole or in part. A decision by the Company shall be determined by the Board, or, if there are no Managers on the Board, a Majority Vote of the Voting Members (and, if only 2 Voting Members, the approval of the other Voting Member). Should the Company fail to give the retiring Voting Member notice of its decision to purchase some or all of his or her Common Units, or not to purchase any of his or her Common Units, within such thirty-day period, it shall be deemed to have elected not to purchase any of the Common Units. In the event all of the selling Member's Common Units is not purchased as provided above, such Member shall continue to hold such Units and shall dispose of it solely upon the terms described in this Agreement.

Section 12.3 Involuntary Transfer.

(a) Upon any involuntary Transfer of any Common Units (the "Transferred Units") (other than transfers upon the death of a Member), the Company shall have the right to acquire the Transferred Units. Upon the occurrence of any event triggering the Company's right to repurchase a Member's Common Units as set forth in the preceding sentence, the Company and the selling party shall negotiate in good faith to determine the repurchase price. If the Company and the selling party are unable to reach agreement on the repurchase price within fifteen (15) days, then the repurchase price shall be fixed by having the value of the Company determined by having the fair market value of the Company

determined by an appropriately qualified appraiser reasonably selected by the Company. The expenses for such appraiser shall be paid one-half (1/2) by the Company and one-half (1/2) by the Member. The value of the Transferred Units shall be determined by multiplying the appraised value of the Company by such Percentage Interest. Payment shall be made to the transferee in cash within 90 days after the appraiser informs the Company of such value.

(b) The Incentive Units are subject to the Transfer restrictions contained in Article 12 and the Company's repurchase rights and clawback provisions contained in the Incentive Plan and the applicable Award Agreements.

Section 12.4 [Intentionally Omitted].

Section 12.5 Admission of Substitute Members.

Subject to the other provisions of this Article 12, a transferee of Units may be admitted to the Company as a Member in substitution of the Member that transferred its Units ("Substitute Member") only upon satisfaction of the conditions set forth in this Section 12.5:

(a) The Units with respect to which the transferee is being admitted were acquired in accordance with the terms of this Agreement.

(b) The transferee of the Units shall, by written instrument in form and substance reasonably satisfactory to the Board (i) accept and adopt the terms and provisions of this Agreement, including but not limited to this Article 12, and (ii) assume the obligations of the transferor Member under this Agreement with respect to the transferred Units. Unless otherwise determined by the Company, the transferor Member shall be released from all such assumed obligations except (x) those obligations or liabilities of the transferor Member arising out of a breach of this Agreement, and (y) in the case of a Transfer to any person other than a Member, those obligations or liabilities of the transferor Member based on events occurring, arising or maturing prior to the date of Transfer.

(c) If required by the Company, the transferor or transferee pays or reimburses the Company for all reasonable legal, filing, and publication costs that the Company incurs in connection with the admission of the transferee as a Substitute Member with respect to the transferred Unit.

(d) In the event of an involuntary transfer of Units pursuant to a divorce or the death of a Member or in the event of an involuntary transfer of Membership Interests for which the Company does not exercise its repurchase rights pursuant to Section 12.3, the Members shall have sole discretion as to whether the transferee of such interest shall be admitted as a Substitute Member.

(e) The transferee and transferor shall each execute and deliver such other instruments as the Company reasonably deems necessary or appropriate to effect, and as a condition to, such Transfer.

Section 12.6 Rights of Persons That Are Not Substitute Members.

A person who acquires a Unit pursuant to the terms of this Agreement but who is not admitted as a Substitute Member pursuant to Section 12.5 shall have no Governance Interest and shall have only the Financial Interest of the transferor, and any allocations and/or Distributions made in respect of such Financial Interest may be applied (without limiting any other legal or equitable rights of the Company) to satisfy any debts, obligations, or liabilities for damages that the transferor or transferee of such Unit may have to the Company.

Section 12.7 Transfer of a Holder's Units.

A Holder may not transfer all or any portion of his Units under any circumstances without the prior approval of the Board. Any purported Transfer of Units in the Company by a Holder without the approval of the Board shall be prohibited and shall be invalid as a Transfer of Units; provided, however, if the Company is required by law to recognize such a Transfer, the transferee shall be a mere Holder and shall not have the right to vote or exercise any other rights of a Member under this Agreement or the Act.

ARTICLE 13.
GENERAL PROVISIONS

Section 13.1 Notices.

All notices, offers, requests, demands, and other communications pursuant to this Agreement shall be given in writing by personal delivery, by prepaid first class registered or certified mail properly addressed with appropriate postage paid thereon, or by facsimile transmission, and shall be deemed to be duly given and received on the date of delivery if delivered personally, on the second day after the deposit in the United States Mail if mailed, upon acknowledgment of receipt of electronic transmission if sent by facsimile transmission. Notices shall be sent to the parties at the following address:

If to the Company: To the Principal Office of the Company

If to a Unitholder: To the address set forth on Exhibit D

Section 13.2 Entire Agreement.

This Agreement, including any exhibits, schedules, lists and other documents and writings referred to herein or delivered pursuant hereto, all of which form a

part hereof, contains the entire understanding of the parties with respect to its subject matter. It merges and supersedes all prior and/or contemporaneous agreements and understandings between the parties, written or oral, with respect to its subject matter and there are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter hereof other than those expressly set forth herein. In the event of an inconsistency or conflict between the provisions of this Agreement and any provision of the Incentive Plan or an applicable Award Agreement with respect to the subject matter of the Incentive Plan or Award Agreement, the Board shall resolve such conflict in its sole discretion. In no event may any oral agreement or any oral amendment to this Agreement be binding on the Company or any of its Members.

Section 13.3 Governing Law; Forum; Service of Process; Venue.

This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee. This Agreement and its subject matter have substantial contacts with Tennessee, and all actions, suits, or other proceedings with respect to this Agreement shall be brought only in a court of competent jurisdiction sitting in Davidson County, Tennessee, or in the Federal District Court having jurisdiction over that County. In any such action, suit, or proceeding, such court shall have personal jurisdiction of all of the parties hereto, and service of process upon them under any applicable statutes, laws, and rules shall be deemed valid and good.

Section 13.4 Severability.

In the event that any provision of this Agreement, or the application thereof to any person or circumstance, is held by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement in that jurisdiction or the application of that provision to any other person or circumstance or in any other jurisdiction, and this Agreement shall then be construed in that jurisdiction as if such invalid, illegal or unenforceable provision had not been contained in this Agreement, but only to the extent of such invalidity, illegality or unenforceability.

Section 13.5 Binding Effect.

Except as herein otherwise provided to the contrary, this Agreement shall be binding upon, and inure to the benefit of, the Unitholders and their respective heirs, executors, administrators, successors, transferees and assigns.

Section 13.6 Gender, Number.

Whenever the context of this Agreement so requires, references of the masculine gender shall include the feminine or neuter gender and corporate or other such entities, the singular number shall include the plural and vice versa, and reference to one or more parties hereto shall include all assignees of that party.

Section 13.7 Captions and Headings.

The Section and paragraph captions and headings contained in this Agreement are for included reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 13.8 Amendment.

No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company and Members holding a majority of the Common Units. Any such written amendment or modification will be binding upon the Company and each Member.

Section 13.9 Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original document and all of which, taken together, shall be deemed to constitute but a single original document.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by themselves or their duly authorized representatives as of the day and year first set out above.

MEMBERS:

By: ______________________
Kevin D. Lee

Exhibit A

Ownership

Unitholder	Type	Initial Contribution	Units	Percentage Ownership
Kevin D. Lee	Member	$10,000	100,000	98%
Reserved for Incentive Equity Awards		$0	2,040	2%
			102,040	100%

Exhibit B

Exhibit C

Form of Joinder[1]

JOINDER

The undersigned hereby acknowledges receipt of ________ Units of American Recovery Partners LLC (the "Company"). Accordingly, the undersigned is a Member of the Company and acknowledges, joins in and agrees to be bound by all the terms of the Operating Agreement attached hereto as Exhibit A, as it may be amended from time to time.

Signature: ______________________________

Name: ______________________________

[1] For Further Unitholders, if any.

Exhibit D

Unitholder Addresses

Member Name	Address
Kevin D. Lee	9102 Heritage Drive Brentwood, TN 37027

Exhibit E

Managers

Kevin Lee, Manager as the President of the Company